Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

(Amounts in thousands of pesos)

	December 31,
	2012		2011	2010		2009		2008
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	987,890		1,041,482	987,796		1,284,215		1,017,560
Portion of rent expense representative of interest factor (A)	92,045		104,447	157,385		210,309		286,533

Fixed charges	1,079,935		1,145,929	1,145,181		1,494,524		1,304,093

Earnings:
Pretax income from continuing operations	(772,333)		232,643	(994,964)		(1,277,892)		1,064,306
Less:
Non-controlling interest	5,338		12,539	20,814		18,645		5,648
Equity investee (income) loss	—		—	1,719		2,581		3,665
Fixed charges	1,079,935		1,145,929	1,145,181		1,494,524		1,304,093
Less:
Capitalized interest								93,046

Earnings	302,264		1,366,033	127,684		195,406		2,266,040

Ratio of earnings to fixed charges	(N/A	)(B)	1.19	(N/A	)(B)	(N/A	)(B)	1.74

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)	Due to the registrant’s loss in 2012, 2010 and 2009, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of Ps. 777.7 million, Ps. 1,017.5 million, and Ps. 1,299.1 million, respectively to achieve a coverage ratio of 1:1.